Sub-Item 77D
Policies with Respect to Security Investments

	The Investment Concentration Policy of the EIP Growth and Income Fund ("Fund") has been changed effective
November 20, 2006 to read, "The Fund may not concentrate investments in a particular industry or group of industries as concentration is defined under the 1940 Act, the rules or regulations thereunder or applicable orders of the SEC, as such statute, rules, regulations or orders may be amended from time to time, except that the Fund will concentrate in the Energy Industry. Securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities will not be considered to represent an industry."